Exhibit 3.1

CERTIFICATE OF

AMENDMENT TO THE BYLAWS OF

HISTOGEN INC.

I, Susan A. Knudson, hereby certify that:

1. I am the duly elected Secretary of Histogen Inc., a Delaware corporation (the “Corporation”).

2. Section 2.8 of the current Amended and Restated Bylaws of the Corporation (the “Bylaws”) is hereby amended to read in its entirety as follows:

“2.8 QUORUM.

Unless otherwise provided by law, the certificate of incorporation or these bylaws, the holders of thirty-three and one-third percent (33 1/3%) of voting power of the capital stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) a majority in voting power of the stockholders entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.”

3. The foregoing Amendment of the Bylaws of the Corporation has been duly approved by the board of directors of the Corporation effective as of March 22, 2022.

I hereby declare that the matters set forth in this Certificate are true and correct of my own knowledge.

/s/ Susan A. Knudson
Susan A. Knudson, Secretary